Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 0-11053

The following memorandum was sent to CTE employees:

M E M O R A N D U M

Date:	September 22, 2006

To:	All CTE Employees

From:	Darryl Varnado, CTE Vice President of Human Resources

Re:	Employee Questions Related to Citizens’ Acquisition of CTE

We are aware that this week’s announcement regarding the proposed acquisition of CTE by Citizens Communications has elicited many questions on behalf of CTE’s employees. Although much of the specific information is not yet available, we want to assure all employees we understand your concern for immediate responses.

We recognize that you want to know more about the treatment of CTE’s benefits plans and the impact the transaction will have on them. We are currently in communication with Citizens to provide you with a comprehensive communication that will address questions regarding the treatment of our benefit plans. This next communication will be distributed on Monday, October 2, 2006.

I ask for your continued understanding and patience as we work through this process, and I look forward to sharing more detailed information with you on October 2.

Important Information for Investors and Stockholders
Commonwealth Telephone Enterprises, Inc. (the “Company”) and Citizens Communications Company (“Citizens”) will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.